SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







               Ryanair Announces Sale and Leaseback Agreement
                          with Royal Bank of Scotland
                        for Ten Boeing 737-800 Aircraft


Ryanair Holdings plc is pleased to announce today (Tuesday, 9th December 2003) that they have entered into a Sale and Leaseback agreement for up to ten Boeing 737-800 next generation aircraft with RBS Aviation Capital a subsidiary of Royal Bank of Scotland. The 10 aircraft have a total value of $518m and will be delivered between December 2003 and March 2004. Under the terms of the agreement the aircraft will be leased back for 7-years.

Commenting on the successful conclusion of the agreement with RBS Aviation Capital, Ryanair's Chief Financial Officer & Deputy Chief Executive, Howard Millar said:

        "We are pleased to announce this Sale and Leaseback transaction with RBS Aviation Capital, who successfully won the mandate following a very competitive tendering process. This is the second financing agreement that we have concluded with RBS Aviation Capital as they financed eight Boeing 737-800 aircraft, delivered earlier this year under an Export-Import Bank of US export guarantee credit programme. This agreement further extends our strong relationship with Royal Bank of Scotland Group and their subsidiary Ulster Bank in Ireland, which we have a foreign exchange and deposit relationship".

ENDS.                                                 Tuesday, 9th December 2003

For further info
please contact:

          Howard Millar                Pauline McAlester
          Ryanair Holdings plc         Murray Consultants
          Tel. 353-1-8121212Tel.       353-1-4980300

Ryanair has 67 aircraft in its fleet comprised of 41 Boeing 737-800's, 16 Boeing 737-200's, 6 Boeing 737-300's, and 4 BAe146's. The Company has a purchase agreement with Boeing for 125 firm aircraft and 125 options, of which, 13 firm aircraft have already been delivered and the remaining 112 firm aircraft will be delivered over the next 7 years.


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  9th December, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director